UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-171863-02

CEMPRUS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of

$480 principal amount of 12% Senior Secured Notes due 2015 of

Stratus Technologies Bermuda Ltd. and

$520 principal amount of 12% Senior Secured Notes due 2015 of

Stratus Technologies, Inc.

and

Guarantees of Cemprus Technologies, Inc. relating to such Units

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐
Rule 12h-6(c) (for debt securities)	☒
Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A. Cemprus Technologies, Inc. (the “Company”) first incurred the duty to file reports under section 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), on April 18, 2011, in connection with the effectiveness of a Registration Statement on Form F-4 initially filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2011 (as subsequently amended, the “Registration Statement”) with respect to the units (the “Units”), each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. (the “Bermuda Notes”) and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (the “U.S. Notes”), and the guarantees relating thereto (the “Guarantees”). The Units, the Bermuda Notes, the U.S. Notes and the Guarantees are referred to collectively as the “Securities” herein.

B. The Company is exempt from the requirements of Section 15(d) of the Exchange Act pursuant to Rule 12h-5 promulgated thereunder. The Company’s indirect parent, Stratus Technologies Bermuda Holdings Ltd. (“Holdings”), has filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the twelve months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company last sold securities in the United States in a registered exchange offer under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus dated April 18, 2011 under the Registration Statement.

Item 3. Foreign Listing and Primary Trading Market

The Securities are not listed on any exchange.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The Securities have been issued in the form of global securities, which are deposited with, or with a custodian for, The Depository Trust Company (“DTC”). As of April 1, 2014, the number of record holders of the Securities on a worldwide basis was 40, as shown on the position listings furnished to the Company by DTC.

Item 7. Notice Requirement

A. On April 28, 2014, the Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing the Company’s intent to terminate its duty to file reports under sections 13(a) and 15(d) of the Exchange Act.

B. The notice was disseminated in the United States via Marketwired. In addition, Holdings submitted a copy of the notice to the Commission under cover of a Form 6-K on April 28, 2014.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The Company hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of termination of reporting under Rule 12h-6, the Company has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of the Securities in the United States exceeded 5 percent of the average daily trading volume of the Securities on a worldwide basis for the same recent 12-month period that it used for purposes of Rule 12h-6(a)(4)(i);

2.	The Securities were held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	The Company otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemprus Technologies, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Cemprus Technologies, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CEMPRUS TECHNOLOGIES, INC.
Date: April 29, 2014	By:	/s/ Robert C. Laufer
	Name: Title:	Robert C. Laufer Vice President

[Signature Page to Form 15F]